575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

January 27, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227
Response to Oral Comments

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 11 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Australia Small Cap ETF
IQ Canada Small Cap ETF
IQ Hong Kong Small Cap ETF
IQ Indonesia Small/Mid Cap ETF
IQ Malaysia Small/Mid Cap ETF
IQ Singapore Small Cap ETF
IQ South Korea Small Cap ETF
IQ Taiwan Small Cap ETF
IQ Thailand Small/Mid Cap ETF
IQ Natural Gas Small Cap Equity ETF
IQ Global Crude Oil Small Cap Equity ETF
IQ Global Gold Small Cap Equity ETF
IQ Global Agribusiness Small Cap Equity ETF

Securities and Exchange Commission
January 27, 2010

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). Blacklined copies of the Amendment that have been marked to show changes as against Post-Effective Amendment No. 10 to the Registration Statement under the 1933 Act (the “Prior Amendment”) are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on December 31, 2009 and January 4, 2010, we have previously submitted on January 14, 2010 a partial response by supplemental correspondence. With respect to all remaining unaddressed comments, we have responded supplementally below and with the Amendment. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement. Please note that the Indonesia, Malaysia and Thailand country-specific Funds are now named “Small/Mid Cap” instead of “SMID Cap” or “Small Cap” as previously communicated to the Staff.

     In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter. Page numbers referenced below are to the prospectus pages contained in the Prior Amendment. The comments have been numbered for convenience.

Exchange Listing (cover page)

1.  Please identify the primary market or markets on which the shares of the Funds will trade.

     The disclosure has been revised to clarify that the NYSE Arca, Inc. is the primary market for the Funds’ shares.

Description of Creation Units (cover page)

2.  Please explain why the language describing the function of the creation process and the nature of creation units is necessary.

     The specified language has been removed from the cover page.

Summary Prospectus Title Pages – All Funds (e.g., page 2)

3.  Please remove the “Summary Prospectus” title pages from each Fund’s summary section.

     All such title pages have been removed. Such pages will reappear for each Fund’s summary prospectus that will be filed in the future pursuant to Rule 497(k) under the 1933 Act.

Securities and Exchange Commission
January 27, 2010

Fees and Expenses of the Fund – All Funds (e.g., page 3)

4.  Please remove any references to costs other than customary brokerage commissions in the discussion of “Fees and Expenses of the Fund.”

     The text has been revised as requested.

5.  Please make the following changes to the footnotes on page 3:

     a. Please delete footnote (a).

          Footnote (a) has been deleted.

     b. Please delete or otherwise move to the main body of the Prospectus all discussions in footnote (b) that are not required by Form N-1A under the Commission’s recently adopted form revisions.

          Footnote (b) has been revised accordingly.

     c. With respect to footnote (c), please clarify whether the referenced 12b-1 fees should be included in the fee table or the implementation of the 12b-1 plan will not occur less than one year after the effectiveness of this registration.

          The footnote (c) disclosure has been amended to indicate that the 12b-1 plan will not be implemented before June 30, 2011.

Portfolio Turnover – All Funds (e.g., page 3)

6.  Please delete the discussion of portfolio turnover.

     The requested deletion has been made.

Strategy Section – All Funds (e.g., page 3)

7.  Please revise this section to relocate common descriptions of the Funds’ and the Underlying Indexes’ strategies that are nonessential to an investor’s understanding of the strategies to the main body of the prospectus and otherwise streamline the summary descriptions of the key strategies of the Funds to be more concise.

     The suggested revisions have been made. In furtherance of these revisions, a new section captioned “Additional Description of the Principal Strategies of the Funds” has been added to the main body of the prospectus.

Securities and Exchange Commission
January 27, 2010

8.  Please explain why the term “domiciled” is adequate to establish the economic ties necessary to meet the country-specific fund naming requirements set forth in Rule 35d-1 under the 1940 Act.

     The Index Provider constructs each Index underlying each Fund using information published by FactSet, an unaffiliated third-party data provider with whom the Index Provider has subscribed to receive this information. According to FactSet, the factor called “domicile,” which the Index Provider uses, among other factors, to identify eligible companies for each respective Index, uses the following criteria to determine a company’s domicile:

  the country where a company is incorporated;

  the country where a company is headquartered;

  the country where a company has a majority of its operations;

  the country where a company conducts a majority of its sales; and

  the country where a company’s shares are traded in the most liquid manner.

     FactSet’s use of all of these factors ensures that each issuer has sufficient economic ties necessary to meet the fund naming requirements of Rule 35d-1.

Naming Convention for IQ Hong Kong Small Cap ETF (page 25)

9.  Please explain why the listing of an issuer’s securities on an exchange in Hong Kong is sufficient to establish the economic ties necessary to meet the country-specific fund naming requirements set forth in Rule 35d-1 under the 1940 Act.

     The Sponsor and the Index Provider have revised the qualification standards set forth for the IQ Hong Kong Small Cap ETF, such that issuers may only qualify for inclusion in the Fund and the Index if, among other criteria, they are exchange listed and domiciled in Hong Kong. The “domiciled” standard is discussed in our response to Comment 8, above, which reinforces that issuers included in the IQ Hong Kong Small Cap ETF and its Index will have sufficient economic ties to Hong Kong in accordance with Rule 35d-1.

Principal Risks – All Funds (e.g., pages 6 and 7)

10.  Please revise this section to offer a more concise summary of each principal risk applicable to each Fund, and provide an expanded discussion of the Funds’ principal risks in the main body of the prospectus.

Securities and Exchange Commission
January 27, 2010

     The suggested revisions have been made. In furtherance of these revisions, a new section captioned “Additional Description of the Principal Risks of the Funds” has been added to the main body of the prospectus.

11.  Please supplementally explain whether a risk of investing in Financial Instruments is a principal risk for the Funds.

     The principal strategies of the Funds do not include reliance upon Financial Instruments. To the extent a Fund invests in Financial Instruments, such investment is not expected to be a significant contribution to the Fund’s assets, liabilities, risk exposures or returns. Consequently, the risk of investing in Financial Instruments is not a principal risk of any Fund.

Advisors – All Funds (e.g., page 11)

12.  Please revise the descriptions of the Investment Advisor, the Sub-Advisor and the Portfolio Managers so that the only summary section information are the names of each relevant party.

     The requested revisions have been made.

Principal Investment Strategies – All Commodity-Related Funds (e.g., page 100)

13.  Please supplementally explain how the Index Provider identifies companies operating principally in the natural gas, crude oil, gold and agribusiness sectors.

     The Index Provider constructs each Index underlying each commodity-related Fund using information published by FactSet, an unaffiliated third-party data provider with whom the Index Provider has subscribed to receive this information. FactSet includes U.S. and non-U.S. company data by industry segment utilizing Standard Industrial Classification (SIC) codes. The Index Provider relies on the SIC code designations of FactSet to identify issuers principally operating in the natural gas, crude oil, gold and agribusiness sectors.

Financial Intermediary Compensation (page 140)

14.  Please rename the section entitled “Financial Intermediary Compensation” as “Payments to Broker Dealers and other Financial Intermediaries.”

     The disclosure has been revised as requested.

Introduction (page 151)

15.  Please rename the section entitled “Introduction” as “Overview.”

     The disclosure has been revised as requested.

Securities and Exchange Commission
January 27, 2010

Experience of Advisors / Portfolio Managers (page 146)

16.  Please provide more comprehensive experience information for the Investment Advisor and Sub-Advisor (years in operation and assets under management).

     The requested disclosure has been provided.

17.  Please provide complete information on the Portfolio Managers, including the identification of team members.

     The requested disclosure has been provided.

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. Gregory D. Bassuk Mr. David Foley Ms. Kathleen Moriarty Mr. Gregory Xethalis